

July 14, 2015

Nehemia Zucker
Chief Executive Officer
j2 Global, Inc.
6922 Hollywood Boulevard, Suite 500
Los Angeles, CA 90028

> **Re:** **j2 Global, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 000-25965**

Dear Mr. Zucker:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Patrick S. Brown, Esq.
        Sullivan & Cromwell LLP